Filed by Trane Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Trane Inc.

Commission File No.: 1-11415

The following is information provided to Trane employees on January 18, 2008.

Frederic M. Poses Chairman and Chief Executive Officer

January 18, 2008

Dear Trane leaders,

About a month ago, we announced plans to sell the company to Ingersoll Rand and have been working hard ever since to ensure an effective and timely completion of the acquisition. Today, I’m writing you and about 50 other top leaders to provide my thoughts on Trane’s performance, update you on our progress in completing the acquisition, share specifics about our integration planning and give you some integration “rules of the road” that we need to follow.

Trane’s performance

We’re just now closing the books on 2007 in preparation for our earnings announcement on January 29, so I can’t yet discuss specifics about our results. But, I do want to thank you and your teams for your efforts and our performance. Throughout a year of company-wide global change, you stayed focused on our customers and our business, even as we faced pressure from a weaker residential market and the costs associated with the voluntary recall of some of our whole-house air cleaning systems.

The year ahead will require this same kind of focus. Our teams will naturally have questions about the future with Ingersoll Rand, and we’ll continue to work to address employee questions in a frequent, candid and complete way. Yet, as I’ve said before, the vast majority of employees will continue to do what they’re doing today. So we need everyone to focus on implementing our annual operating plans. Although this quarter will have its challenges, we need particular emphasis on delivering a strong first quarter. Both the fourth quarter and the first quarter will say a lot to shareholders about our momentum for 2008 as well as Trane’s value as part of Ingersoll Rand.

Progress in completing the acquisition

Our acquisition requires two principal types of approvals – government antitrust approvals and the approval of Trane shareholders.

The government requirements are complex and time-consuming, and teams from both companies are working tirelessly to move ahead at a quick pace. Earlier this week, we completed an important first step as we filed the Hart-Scott-Rodino pre-merger notification with the Federal Trade Commission and the Antitrust Division of the Department of Justice. This filing describes our proposed acquisition and is designed to demonstrate that the combination of our companies will not violate any U.S. antitrust laws. Typically, companies can expect an answer on this filing in about 30 days. In the coming weeks, we’ll file other antitrust pre-merger notification reports in China, the European Union, Mexico and several other places.

To begin the shareowner approval process, teams from both companies are now drafting a registration statement on Form S-4, which will be filed with the Securities and Exchange Commission (SEC). The “S-4” registers the shares of Ingersoll Rand stock to be issued to Trane shareholders and also includes our proxy statement. It provides extensive information to our shareholders to assist them in deciding whether or not to vote in favor of the acquisition. The SEC must declare the S-4 “effective” before we can mail the proxy and voting instructions to shareholders.

We’ll continue to keep you posted on these filings and other important milestones in the closing process.

Our integration planning

We’ve begun to plan the integration process. Last week, several of us met in New Jersey with Ingersoll Rand leaders for our first integration planning meeting.

During the meeting, we agreed to begin our integration planning in a phased approach focused on areas critical to our short- and long-term success as a combined company. We set clear priorities for our initial work – and made decisions on what we’ll do now and what we’ll do in later phases. This planning approach will enable Trane to focus on meeting its business commitments. At the same time, this approach will effectively position the new combined company to realize the benefits of the acquisition as soon as possible after it is finalized.

Integration initiatives

In our initial phase, we agreed to form integration teams in six areas of our business involving knowledgeable people from both companies. The teams will work on the following initiatives:

•

Combined corporate and shared services organizations – Corporate leaders from both companies will work together to design the new corporate and shared services organizations, including core processes, programs and structure. Our goal is to create a talented organization and achieve the cost savings promised by combining two corporate organizations into the one needed for a $17 billion company.

•

Purchasing – Leaders from both companies will assess the combined $7.5 billion global buy and start to identify cost savings and process improvements. In addition, a team will look at specific opportunities around compressors, including what we buy and what we manufacture.

•

Facility co-location – Leaders from the North American field sales and service/branch operations will look at a few facilities to understand cost-saving opportunities from facility co-location and determine what’s necessary to implement them. This initiative will focus exclusively on facility consolidation, not organizational consolidation.

•

Service – By looking at service operations at a few locations and key target accounts, this team will start to learn about the two service organizations and identify opportunities for growth and operational effectiveness. With the growing industry shortage of qualified service technicians and the growing service opportunity, this team offers a potential quick win that can only increase in importance over the long term.

•

Parts distribution – Both companies recognize the potential of the parts market. To help realize this potential, this team will look at the overall distribution of parts as well as a few parts locations to identify opportunities for additional effectiveness and efficiency in the combined company.

•

Long-term growth initiatives – A team will work to outline a strategy and actions for a customer offer combining refrigeration and HVAC that will give us a competitive advantage in the “cold chain.” In addition, we want to explore opportunities in the area of controls for the mutual benefit of Trane and Ingersoll Rand businesses.

Both companies understand the importance of meeting our commitments. Doing what we say we’re going to do in a timely way builds confidence with employees, customers and shareowners. That’s why we’ve made choices on the initial priorities for our integration work. As we make progress on these first activities, we will collectively identify other growth and productivity opportunities for the combined company over time.

Integration rules of the road

•	All integration work will flow through designated individuals.

•

For the corporate team, our functional leaders – Larry Costello, Pete D’Aloia, Mary Beth Gustafsson, Shelly London and Sally Robling – will work with their counterparts at Ingersoll Rand. Over time, they will form sub-teams and appoint sub-team leaders. In addition, they will involve members of their functional teams from the business.

•	For the business initiatives, all work will initially flow through Craig and Dave.

•

We’ll keep you posted on all the teams and people designated to request information or your involvement. We’re taking this approach so we keep close watch on the team workload to ensure that we’re meeting regular business as well as integration commitments.

•	There will be regular reviews to enable and ensure progress in planning for implementation of the integration initiatives.

•

Importantly, because Ingersoll Rand and Trane are now two separate companies, regulations govern our interaction. While we can plan for integration, we cannot take any steps to combine the businesses until we receive regulatory approval and the acquisition is complete. Unless you’re on an integration team, you are not authorized to interact with IR people. (By the way, we’ve just posted a Q&A to our iTrane portal about the contact rules.) And we’ll have a “rules of the road” orientation session for everyone appointed to an integration team.

Closing thoughts

From our early conversations with Ingersoll Rand leaders, I can say that we’re starting to work well together. We’re united in our goals and are taking constructive and appropriate steps together.

Some of you and your team members may be asked to participate in an integration team, and I know you’ll give your full support. But there’s one thing all of us can do: be good leaders who stay focused on our business goals, drive excellent performance and communicate well with our people.

From now until we complete the acquisition, I will keep you informed and engaged, and I ask you to share what’s on your mind. Together, we will ensure Trane’s continued success and launch a successful combined Trane and Ingersoll Rand.

Thanks,

Frederic M. Poses

Copy to Herb Henkel

Important required legal statements

The transaction is subject to a vote of the Trane stockholders and requires registration of the shares of Ingersoll-Rand to be issued in the merger. Accordingly, written communications regarding the transaction may be deemed to be solicitations of proxies or an offering prospectus and require the following legends.

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“Ingersoll Rand”) and Trane Inc. (“Trane”) and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane stockholder approval; the risks that Ingersoll Rand’s and Trane’s businesses will not be integrated successfully; the risk that Ingersoll Rand and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in Ingersoll Rand’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect the Ingersoll Rand’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Trane’s or Ingersoll Rand’s expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause Ingersoll Rand’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 10-K of Ingersoll Rand and the 2006 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). Neither Ingersoll Rand nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving Ingersoll Rand, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction, Ingersoll Rand will file with the SEC a registration statement on Form S-4 and Trane will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Ingersoll Rand and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

Ingersoll Rand, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ingersoll Rand’s directors and executive officers is available in Ingersoll

Rand’s proxy statement for its 2007 annual meeting of stockholders and Ingersoll Rand’s 2006 Annual Report on Form 10-K, which were filed with the SEC on April 23, 2007 and March 1, 2007, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s proxy statement for its 2007 annual meeting of stockholders and Trane’s 2006 Annual Report on Form 10-K, which were filed with the SEC on March 23, 2007 and February 26, 2007, respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.